Exhibit 99.2

Nano Dimension Announces Preliminary All Cash Proposal to Acquire Stratasys for $16.50 per share

Waltham, Mass., Dec. 23, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”, or “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced that it has submitted a preliminary all cash proposal to the Board of Directors of Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”) to purchase all the outstanding shares of Stratasys that it does not currently own for $16.50 per share in cash, with an ability to increase its price subject to due diligence. This proposal represents a 40% premium from the volume-weighted average Stratasys share price since September 28, 2023, the day that Stratasys announced that its Board of Directors initiated a process to explore strategic alternatives for the Company, including a potential sale.1

Notwithstanding the public announcement from Stratasys that it intended to launch a comprehensive strategic review, Nano Dimension’s standing as the largest single shareholder of Stratasys, Nano Dimension’s current liquidity profile including over $800 million of net cash, and Nano Dimension’s publicly announced prior attempts to acquire Stratasys, Nano Dimension has not been approached by Stratasys or its representatives during Stratasys’ strategic alternatives assessment. To this end, a public press release announcing Nano Dimension’s intent is believed to be required.

Following the proactive submission of its proposal to acquire Stratasys, Nano Dimension is willing to immediately enter customary transaction-related documentation required to complete confirmatory due diligence and seeks to do so in the immediate future. Given Nano Dimension’s deep understanding of Stratasys and the AM industry, only a short due diligence period is expected to be required by the Board of Nano Dimension.

In addition to financing the proposal with available cash on hand, Nano Dimension has entered discussions with financing sources to support any transaction, should such support be needed, and there is no financing contingency to the proposal. The proposal is subject to the completion of a satisfactory confirmatory due diligence process and the negotiation and execution of a mutually satisfactory definitive acquisition agreement. There is no guarantee that an acquisition will be completed.

Since the Israel-Hamas war began on October 7th, senior leadership at Nano Dimension have been consumed with ensuring that its business and its employees are safe, protected, and supported. Conscious that Stratasys itself also has a significant presence in Israel, Nano Dimension has sought to minimize unnecessary disruption. As time has passed and with the foundation of many Israel-based companies firmly stabilized, Nano Dimension can now continue with its publicly stated strategy of acquiring leading AM companies to create the best-in-class market leader for the next generation of development.

[1]	Since the September 28, 2023, announcement date by the Stratasys Board of Directors to pursue strategic alternatives, SSYS share price has had a volume-weighted average share price of $11.75. Per Bloomberg.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the acquisition proposal and consideration and other terms and financing of such proposed acquisition, potential benefits and advantages of the proposed acquisition, the negotiation of a definitive agreement and growth and value creation opportunities. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. The execution of a definitive acquisition agreement between Nano Dimension and Stratasys would be subject to approval by each company’s Board of Directors and completion of the transaction would be subject to customary closing conditions, including the receipt of required regulatory approvals and approval of Stratasys shareholders. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com